Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: January 18, 2006
[THE FOLLOWING PRESENTATION IS TAKEN FROM COMPASS BANCSHARES, INC.’S, FOURTH QUARTER AND FULL-YEAR EARNINGS WEBCAST PRESENTATION, HELD ON JANUARY 17, 2006]
     Operator
Good morning. My name is Leigh, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Compass Bancshares’ fourth-quarter and full year-end earnings conference. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer session. (Operator Instructions).
I would now like to introduce Mr. Ed Bilek, Director of Investor Relations. Sir, you may begin.

Ed Bilek - Compass Bancshares — Director, IR
Good morning and thank you for joining us for Compass Bancshares’ fourth-quarter conference call and Webcast. With me today are Compass Chairman and Chief Executive Officer, Paul Jones, and Chief Financial Officer, Gary Hegel.
Similar to our past calls, today’s formant will include a presentation followed by a Q&A session. If we are unable to get to your question or if you have additional questions, please give me a call at 205-297-3331. A copy of our earnings release, which was filed under Form 8-K with the SEC today, and our slide presentation can be found on our Website at www.CompassBank.com. If you would like the copy faxed or emailed, please give me a call at 205-297-3331.
At this time, I would direct your attention to our forward-looking statement disclosure on slide 1. Compass disclaims any obligation to update any such forward-looking statements. In addition, Compass does not guarantee the accuracy of transcripts from our conference call provided by third party. The only authorized Webcast is located at our Website.
I’d now like to turn the presentation over to Paul Jones.

Paul Jones - Compass Bancshares — Chairman, CEO
Good morning and thank you for joining us on today’s conference call. I assume all of you received a copy of our earnings release and have had a chance to review our results. Before we get into the details on the numbers, I’ll begin with a few general comments on our results. Then, Gary will provide more detail on the numbers later in the call. Before we open the call for questions, I will provide an update on our outlook for 2006.
First, let me make a general observation about the fourth quarter and for that matter the full year 2005 as well. Overall, I was pleased with our results as we delivered strong growth to our shareholders in the midst of a challenging interest rate environment. Balanced top-line revenue growth, double-digit low-cost deposit generation, solid loan production, strong fee income growth that improved credit policy were all key components to our success. We continue to believe that in Compass diversified business mix, low-cost and deposit funding base investment and our distribution network and sales and service culture position us well to meet the challenges facing us.
Turning to slide 4, I’d like to comment on a few highlights for 2005. First, earnings for the year 2005 were a record 401.8 million, up 12% from a year ago. On a per-share basis, earnings were $3.18, an 11% increase from the restated EPS figure of 287 for 2004. In addition to the outstanding growth we delivered for 2005, fourth-quarter earnings per share of $0.81 represent an 11% increase over results for the fourth quarter of 2004.
Finally, I’d like to note in our press release, we provided a supplemental schedule that presents our results on an operating basis. Meaning, we’ve excluded the effects of the revised accounting treatment for the interest rate swaps that required us to restate prior period financial information. On an operating basis, earnings for 2005 were up 11% to 412.2 million, and earnings per share were up 11% as well to $3.26 a share.
In our January 3rd press release explaining our restatement, we indicated that we have redesignated these interest rate swaps as fair value hedges under the long-haul accounting method in order to qualify them going forward for fair value hedge accounting treatment. Since we expect the hedging transactions to continue to be economically effective, future results may be better evaluated we believe in relation to reported results on an operating basis.
For those who have followed us for any length of time, you’ve often heard us say that our primary focus is on revenue growth, as our results for 2005 provide further evidence of our ability to grow top-line revenues despite a difficult operating environment. Total revenue was up 9% versus a year ago. Equally important, revenue growth was balanced. Net interest income increased 9%, and non-interest income was up 10% from 2004 levels. In addition, our ability to continue to grow top-line revenue coupled with well-contained expense growth also resulted in positive operating leverage as our efficiency ratio improved by 112 basis points.
Then shown on slide 5 another key driver of our profitability in an area we continually focus upon throughout all of our business units is our ability to generate deposits, particularly low-cost deposits. Total deposits increased 20% from a year ago. But more importantly, non-interest-

bearing deposit growth was steady through 2005, increasing 11% from 2004 levels. I’d also note that low-cost interest-bearing transaction accounts also experienced double-digit growth for the second consecutive quarter, increasing 14% in the fourth quarter, following a 20% increase in the third quarter.
Let’s focus on gathering deposits in all our business lines has allowed us to fund loan growth primarily through internal deposit generation. During 2005, loan growth of 2.5 billion was more than covered by the 3.3 billion increase in total deposits. We believe our ability to continue to grow deposits is both a function of the sales culture we’ve instilled at Compass and high-growth markets where we’ve chosen to do business.
Slide 6 further demonstrates our ability to grow low-cost deposit accounts. Over the past 6 years, we’ve generated significant growth in new personal checking accounts, which are represented as red bars. We’re also seeing similar results with our small business customers, which are represented in the chart by the blue bars. As the slide shows, 2005 was another record year as we opened more than 365,000 new personal checking accounts, the third consecutive year we’ve surpassed the 300,000 mark.
On the small business side, we’ve continued to see good results. During 2005, we opened 72,000 new small business checking accounts, just slightly under the record we set in 2004.
Moving to slide 7, on the asset side of the balance sheet, we continue to experience focus earning asset growth, which was up 9%. More importantly, the growth in earning assets was driven by high-quality loan growth. Total loans increased 13% compared to 2004 levels. I’d also note that on a period end basis, the balance of our investment securities portfolio was down 3% 2005. Investment securities now represent 24% of earning assets compared to 27% in 2004. If you would exclude the 1.1 billion of loans that we originated and securitized that are classified as investment securities, that percentage is further reduced 21%. Equally important, growth in our loan portfolio did not come at the expense of maintaining sound credit quality standards. Nonperforming assets as a percentage of loans and other real estate were 28 basis points, down 9 basis points from the 37 basis points a year ago. At 28 basis points, this marked the seventh consecutive quarter of improvements of in this measure.
Net charge-offs as a percentage of average loans were 48 basis points for the year, down 3 basis points from the 51 basis points in 2004. As a result of the solid loan growth we experienced, provision expense of $118 million for the year exceeded net charge-offs by 21 million and our allowance-to-loan ratio was unchanged from third-quarter levels 1.25%.
Overall, we are pleased with the diversity and quality of our loan portfolio. As you would expect if you had followed Compass for any length of time, credit quality has been and remains a top priority — well, as a hallmark of our Company.
Finally, just a minute updating you on a few noteworthy accomplishments, which can be seen on slide 8. In addition to the outstanding results produced during 2005, we also announced our first bank acquisition in almost 5 years with the signing of a definitive agreement to acquire Fort Worth-based TexasBanc Holding Company, a parent company for the TexasBanc. The largest independent bank headquartered in Fort Worth, TexasBanc has experienced outstanding profitable growth and has long been recognized in the Texas market as an organization that provides its customers with a high level of personal service. In addition to being a well-run company, TexasBanc provided us with a unique opportunity to fill in the gap in our Texas franchise.
The majority of TexasBanc’s 24 banking centers are concentrated in Fort Worth. While we had built a presence in Fort Worth market, the addition of these banking centers significantly accelerates our expansion within the market and will allow us to more effectively leverage our current marketing efforts while providing additional convenience to our customers. When combined, we will operate 68 banking centers in the Dallas-Fort Worth-Arlington MSA and ranked fourth in total deposit market share. As I said when we announced the deal and I still believe today, this transaction is a win-win for both companies.
Vernon Bryant, TexasBanc’s CEO, has done an outstanding job building a strong team in Fort Worth. In fact, based on the information we recently received, their results for 2005 surpassed their forecast. We believe that we can provide additional opportunity in the corporate arena while also leveraging our retail expertise. At this point in the process, teams from both Compass and TexasBanc are working through the integration process and we expect the closing to occur during the first quarter of 2006.
Finally, some recent recognition Compass received that we believe highlights our strong track record. First in November, Standard & Poor’s raised its long-term counterparty credit rating on Compass Bancshares with the parent company. In addition, S&P also raised their long and short-term counterparty credit ratings on Compass Bank. The upgrade was based on our strong track record of profitability and credit quality, geographically-diversified earnings in growth markets and a rich core deposit base and our sales and service culture. More recently, Forbes named Compass to their Platinum 400 list as one of the best big companies in America. This marked the seventh consecutive year we’ve been named to this select group. But, importantly, Compass ranked first in rewarding shareholders for the highest 5-year total return among the 14 banking companies to earn this honor.
I’d like to turn the presentation now to Gary Hegel.

Gary Hegel - Compass Bancshares — CFO
Slide 10 is a summary income statement for the full year of 2005 compared to the full year of 2004. We continued to register solid revenue growth as total revenue for 2005 was up 141 million or 9%. Revenue growth for the year was balanced as net interest income grew $84 million or 9%, while non-interest income grew $57 million or 10%. At the same time, revenue growth outpaced non-interest expense growth, which increased 58 million or 7%. Finally, net income at 402 million represented a 12% increase over 2004 levels and fully diluted earnings per share were up 11%.
As shown on slide 11, given a 100 basis point gradual increase in rates, our balance sheet continues to be positioned such that we are slightly asset sensitive. As I have previously noted, our long-standing philosophy has been to manage our interest rate sensitivity to a fairly neutral position and let the performance of our core businesses drop to the bottom line, rather than attempting to forecast interest rate movements. I continue to believe this to be an especially prudent philosophy given the current environment.
Turning your attention to slide 12, this slide is a little busy so I’m going to go slow so that we all have a clear understanding of what we’re trying to communicate. This slide graphs net interest income over the past five quarters on both a reported basis, which includes the effects of the restatement, and on an operating basis. To be clear, in this context, operating means excluding the effect of the restatement related to interest rate swaps. In addition, listed below the graph is our percent net interest margin again on both a reported and on an operating basis. Finally, at the very bottom, it shows the linked quarter growth in average loans and average earning assets.
On a reported basis, our percent net interest margin increased 1 basis point during the fourth quarter from 3.58% to 3.59% and our dollar margin increased to $7 million from 248 million to 255 million. These increases were driven in large part by an increase of 9% in average earning assets. The 9% increase in average earning assets consisted of a 14% increase in loans, offset by a 7% decrease in investment securities. On an operating basis, our percent net interest margin was unchanged from third-quarter levels at 3.62%. The growth in dollar net interest income as represented by the blue bars was $6 million, as net interest income increased from 251 million to 257 million. Since we have redesignated the swaps as fair value hedges under the long haul accounting method and since we expect the swaps to continue to be economically effective, we believe that operating net interest margin may be more indicative of future trends from a comparability standpoint.
The next slide, slide 13, provides a reconcilement for the change in both dollar and percent net interest margin during the fourth quarter compared with the restated numbers for the third quarter of 2005. Maturing derivatives reduced net interest income by less than 1 million from the third quarter, resulting in a 1 basis point reduction in percent net interest margin. At the same time, the increase in loan volumes added $7 million of net interest income, leading to a 1 basis point increase in percent net interest margin. All other factors, including continued demand deposit growth, resulted in an additional $500,000 of net interest income and increased our percent net interest margin by 1 basis point. While we expect that maintaining our percent net interest margin at current levels will continue to be a challenge given the current and expected interest rate environment, our focus continues to be on increasing our dollar margin. Like 2005, we’re hopeful that continued quality earning asset growth will translate into dollar margin growth in 2006.
As shown on the next slide, slide 14, the mix of our earning asset growth continues to be focused on loans. Average total loans registered healthy growth during the fourth quarter, increasing 725 million or 14% from the third quarter. In fact, all of our 607 million of average earning asset growth during the quarter was a result of our loan growth, as investment securities declined 123 million from the third quarter. The resulting 9% increase in average total earning assets is what Paul referred to earlier as focused earning asset growth. On the liability side of the balance sheet, average non-interest-bearing demand deposit growth continues to be solid, up 120 million or 8% and low-cost, interest-bearing transaction accounts showed nice growth, increasing 406 million or 22%. As a result, our total transaction account growth of 526 million virtually funded our 607 million of earning asset growth for the quarter. Another way to look at it is that the 725 million of loan growth was more than internally funded by our total deposit growth of 756 million during the quarter.
On slide 15 at 21.1 billion, average total loans for the fourth quarter registered solid growth, as they were up 725 million from third-quarter levels or 14% on an annualized basis. Equally important, both our retail and corporate portfolios continue to register solid growth. Average total commercial loans at 11.9 billion grew 533 million or 19% annualized. At 9.2 billion, average total consumer loans also registered sound growth as they increased 192 million or 9% annualized. In summary, we continue to be encouraged with the solid growth we see in our commercial portfolio and the focused growth we see in our retail portfolios.
On slide 16, the liability side of the balance sheet, the story remains pretty much the same. We remain focused on growing transaction accounts, as this represents the primary relationship of the customer. As a result, average non-interest-bearing deposits increased 8% from third-quarter levels, while average interest-bearing transaction accounts increased 22% annualized. The growth in CDs from a year ago reflects the strategy we discussed beginning in the fourth quarter of 2004 to selectively lock in some longer-term deposits, given expectations that interest rates would continue to rise during 2005. Overall, at 19.4 billion, average deposits were up 756 million or 16% annualized during the fourth quarter.
Moving to slide 17, you’ll see that most of our fee-based businesses produced solid growth compared to a year ago. Several line items I would note are card and merchant processing fees, insurance commissions, asset management fees and corporate and correspondent investment sales, which all posted double-digit increases from a year ago. In addition, service charges on deposit accounts were up a solid 5% from a year ago. On a core basis, non-interest income was up 11% from prior year.
As you will note, we’ve included two new line items on this slide this quarter. The line labeled “Trading Settlements on Economic Hedge Swaps” basically represents the interest income on the swaps that ran through net interest income prior to restatement and now as a result of the restatement show up here in non-interest income. The line labeled “Trading Losses on Economic Hedge Swaps” represents the mark-to-market adjustment on the swaps, which now as a result of the restatement are classified as trading assets and show up here in non-interest income. Since we have redesignated the swaps, the easy way to think of this going forward is that beginning in the first quarter of 2006, the figure under trading settlements will go back into net interest income and no longer be included here in non-interest income. Again, assuming the swaps continue to be effective economic hedges in the future, beginning in the first quarter of 2006, the trading losses line shown here will go away and changes in market value on the swaps will no longer run through the income statement.
Let’s move to expenses on slide 18. As this slide shows, overall expenses were up 4% in the aggregate from a year ago and 7% on a core basis. Most of this increase can be attributed to compensation paid as a result of loan production, generating deposits and fee income growth. More importantly, the strong revenue growth we generated resulted in enhanced operating leverage, as our efficiency ratio improved 112 basis points from a year ago to 55.4%.
Please direct your attention to slide 20. This slide is a presentation of nonperforming assets by loan type. It also shows the ratio of those nonperforming assets to their respective loan portfolios. The short version of the nonperforming asset story is that at $58 million, nonperforming assets were down for the seventh consecutive quarter and now represent only 27 basis points of loans in other real estate. As this slide shows, each of our portfolios continues to perform well. Finally, our reserve coverage as a percentage of nonperforming loans remains strong.
Presented on slide 21 is a breakout of dollar net charge-offs by loan portfolio and net charge-offs as a percent of average loans by portfolio. In the aggregate, net charge-offs were 48 basis points for 2005 compared to the 51 basis points for 2004. In addition, in response to the strong loan growth we experienced, loan loss provision expense at $118 million exceeded net charge-offs by $21 million during the year. And our allowance-to-loan ratio ended the quarter at 1.25%, unchanged from third quarter. To summarize our view on asset quality, we do not see signs of deterioration in the underlying credit quality of our loan portfolios that overly concerns us.
In summary, I was pleased with our results for the fourth quarter and 2005 overall. While we continue to manage through a difficult interest rate environment, revenue growth remains solid and diversified, low-cost deposit growth remains steady, loan growth has been strong, and the momentum of our core businesses remains positive.

Paul Jones - Compass Bancshares — Chairman, CEO
Before we open the call for questions, I would like to spend a minute on our expectations for 2006. As shown on slide 23, prior to our call today, the street range of earnings per share estimates for Compass were between 3.45 and 3.65. As we said in our press release 2 weeks ago, our business plan for 2006 is consistent within a range of the current street mean estimate, which is currently 3.55. However, as you look at 2006, it’s also important to understand that all public companies will now be required to expense stock options through the income statement, rather than showing the effect on a pro forma basis. Based on our most current analysis, we estimate this change in accounting will impact 2006 earnings per share by approximately $0.04 a share.
With our adoption of SFAS 123R, we will also restate 2005 earnings per share with an impact we estimate approximately $0.10 a share. Based on our review of the estimates above, only the $3.45 estimate included this change in expensing in their estimate. Therefore, as you look at the range of estimates, understand that the estimates other than the one referred to as well as our own commentary are consistent in that they do not include the impact of expensing stock options.
In closing, we continue to believe that Compass diversified business mix, low-cost deposit funding base, investment in our distribution network and our sales and service culture position us well to meet the challenges facing us. Given these strengths combined with the momentum of our core businesses and our ability to capitalize on our market share upside, we are cautiously optimistic that 2006 will be another successful year.

Ed Bilek - Compass Bancshares — Director, IR
Before we begin the question-and-answer session in order to make sure that we respond to as many individuals as possible, I would ask that you limit your question to a single question with one follow-up. Operator, we’re ready for questions.
QUESTION AND ANSWER

Operator
(Operator Instructions). Kevin Fitzsimmons, Sandler O’Neill.

Kevin Fitzsimmons - Sandler O’Neill — Analyst
Could you comment on the pace of loan growth you had this quarter, specifically in the real estate construction area and the residential side of that as well? It just seemed on an annualized, linked quarter basis up 50%, up 45% — what your confidence level is in sustaining that kind of pace or maybe you don’t expect to sustain it. And just generally, how you feel about the pipeline going forward here, thanks.

Paul Jones - Compass Bancshares — Chairman, CEO
Well, our pipeline continues to be strong. You read the same things we do about slowdown in housing increases and interest rates. What will ultimately evolve from that speculation I guess at this time, but our markets continue to be strong in terms of residential construction. I think on the commercial side and maybe perhaps generally in construction lending, what you need to think about is that a lot of the growth that we enjoyed in the latter part of the year resulted from loans that were booked in the earlier part of the year, even latter part of last year that funded up. So this growth is certainly not all generated in the funding in the quarter in which you’re seeing.

Kevin Fitzsimmons - Sandler O’Neill — Analyst
If you could also just comment on deposit pricing, how that has behaved so far in your competitive environment, whether you see that getting more competitive or whether there is still a lag to be had going forward.

Paul Jones - Compass Bancshares — Chairman, CEO
I think certainly, deposit pricing industry-wide has become more competitive over the last year, 18 months. And it’s reasonably competitive in all of the markets that we are in. I think we do continue to work very hard to assure that deposits are part of the relationship that we have with our customer and hence the emphasis on success that we’ve had in growing non-interest-bearing demand deposits. But, next to that of course, our cheapest source of funding are our money market deposit accounts. And, as you’ve seen, the growth there has been quite good. Are we paying more than we did? Yes. But, is our margin relatively stable? Yes.

Adam Poulen - Citigroup — Analyst
Actually, this is Adam [Poulen] filling in today. I’m really happy with and pleased with a lot of things you’ve been saying today. A couple of things — given the rise in recent publicized events surrounding DataFast and security breaches, what is Compass Bancshares doing in order to ensure your customers or your shareholders and most importantly your employees that you are taking the necessary precautions to prevent a potential security breach?

Paul Jones - Compass Bancshares — Chairman, CEO
Well, we certainly are sensitive to that and are spending a great deal on technology in trying to think through the necessary protections to assure that we don’t have one of these episodes that are so embarrassing. I guess security breaches are sort of like getting struck by lightning; you never expect them to happen. The best you can do is just try to be sure that you have thought through where your vulnerabilities are, assure yourself that you are dealing with third-party partners that are sensitive to the need to maintain confidentiality and protect information sources within our bank and then just continue to focus on it.

Adam Poulen - Citigroup — Analyst
Have you been looking at some of the technologies out there or working with consulting firms on this matter, or what has been the overall assumption in the marketplace?

Paul Jones - Compass Bancshares — Chairman, CEO
Well, we’re doing a lot of different things. You know the difficulty that we have now is not only that we have the large core systems but there are also many subsidiary systems that have to be protected also. Some of those are with third parties; some of them we maintain ourselves so there is a significant amount of activity going on in reviewing those and maintaining the integrity. You know to speaking specifically of what consultants we’ve had in, I sure can’t tell you. But I know our Chief Risk Officer is certainly focused on this and seeking out resources where he thinks he needs to find them.

Adam Poulen - Citigroup — Analyst
Final question, how are you seeing these efforts affecting your ability to meet the regulatory compliance guidelines that are highly impacting your business?

Paul Jones - Compass Bancshares — Chairman, CEO
How are we seeing — I missed the first part of your question. I’m sorry.

Adam Poulen - Citigroup — Analyst
Well, basically, how are you seeing all of these efforts? It sounds like you’re doing a lot of good things in the security area. How are you now seeing these efforts affecting your ability to meet regulatory compliance guidelines to impact your business?

Paul Jones - Compass Bancshares — Chairman, CEO
You know how we said, all leave us alone, but that’s just not the world we live in. I think what we have to do is be sensitive to the areas that are getting the most emphasis from their stand (technical difficulty) make sure that we are dealing with regulators in a way that gives them trust in what we’re doing, which I think is also important and then that’s just the world we live in. The rest of it is overhead, and we are competing against people that have the same problems. So I suppose from that standpoint, we’re not disadvantaged.

Adam Poulen - Citigroup — Analyst
So definitely, security the rest the year in ‘06 and ‘07 will be definite a concern of yours?

Paul Jones - Compass Bancshares — Chairman, CEO
Absolutely. Absolutely.

Adam Poulen - Citigroup — Analyst
Perfect. I really like what I’m hearing. I congratulate you on a solid quarter. Good luck down the road.

Operator
Christopher Marinac, FIG Partners.

Christopher Marinac - FIG Partners — Analyst
Paul, I was curious about what you’re seeing from consumer lending in terms of just initial trends the last 30 days or so. Is there any signs of slowdown anywhere in your portfolio or footprint?

Paul Jones - Compass Bancshares — Chairman, CEO
We have had some slowing in our dealer finance area, but that mostly has been a result of some of our tinkering with the metrics. So I don’t really think you can look at that. We’ve continued to see good growth in the equity lines of credit. You know, there’s very little direct consumer borrowing anymore in our banking offices. You know those 90-day notes have sort of gone on to one of the people who use credit cards, lines of credit or other ways to get consumer credit now. And credit card growth has been no more than we’ve tried to drive it to be, so I really don’t have an answer for you.
I think perhaps a better measure might be to think about what we’re seeing come out of retail sales numbers, and they are ahead of last year. The Christmas season as you know was a fair one, but I don’t think it shot the lights out by any stretch.

Christopher Marinac - FIG Partners — Analyst
My follow-up would be on deposits and deposit pricing. Do you see any need to either be more aggressive on money market rates, or do you think that your overall percentage of CDs may shift at all meaningfully this year?

Paul Jones - Compass Bancshares — Chairman, CEO
Well, a couple of answers to that I guess. Number one, you always have to be competitive and to some degree that competitive market that you find yourself in — and we are in a bunch of different markets — drives that. Overall though, you sort of like money market CDs because — excuse me, money market accounts because they are ordinarily quickly repriceable. We have been engaged in the last couple of years in extending liabilities. Then in growing our CD portfolio, you will recall when interest rates were dropping, we rode the yield curve down, funded ourselves short, let our CD portfolio which was pretty significant run off over that period of time and had benefit to margin. We’ve tried to kind of catch it a little bit the other way by extending some liabilities.
Now as we look at what the fed is doing and begin to try to better form an opinion about where that’s going, then our emphasis may shift more away from certificates of deposit, again, recognizing during all this that we are really not trying to time the market or bet where rates are going but just maintain a fairly balanced book of business and a fairly neutrally-positioned balance sheet.

Operator
Chris Mutascio, Credit Suisse.

Chris Mutascio - Credit Suisse — Analyst
I commend you on your ability to fund the loan growth with low-cost deposits. I think it’s been pretty much a hallmark of your Company at least for the last several quarters. However, I was looking at end-of-period non-interest-bearing deposits. And it looks like they are down now for the first time in quite some time below 30% of total deposits. I think they were up around 32, 32.5% in third quarter. Can you comment on that trend? Are you concerned that if that trend continues, you will be able to maintain the margin where it is today?

Paul Jones - Compass Bancshares — Chairman, CEO
Well, let me take a first crack at it, and then Gary can take a second crack at it. I think part of that is a function of what I just talked about with Mike Diana. You know, we really let time deposits run off over an extended period of time. The effect of that is to drive up money market accounts and DDA as a percentage of total deposits. So, as you begin to grow CDs in order to extend liabilities, then you necessarily have back that relationship. So that’s part of it.
I think the important part — the other part of it is that as interest rates have gone up, we have done I think a pretty darn good job in hanging onto our demand deposits in light of the fact that for treasury management services purposes, the value of those accounts has increased and those dollars have increased. You can also see a little bit of effect of that in service charge; service charge is going down.
But, the main point I would make is we have continued to have a very significant part of our total deposit base represented by certificates of deposit. That probably is even more impressive to me, given the fact that we’ve also ramped up our time deposit base. Gary, you got anything to add to that?

Gary Hegel - Compass Bancshares — CFO
The only thing I’d add would be that — I think we’ve talked about it on the calls before — but our DDA specifically mixed is probably 65% business and 35% retail. When you’re looking at period end, corporate business balances come in and go out in pretty big chunks. So, I think period end can be a little misleading. I would focus more on average balances.

Operator
Ken Usdin, Banc of America Securities.

Ken Usdin - Banc of America Securities — Analyst
One question on the credit side. Did you have any impact given that you have a small sizable credit card portfolio? Did you have any impact in the numbers at all from the bankruptcy legislation this quarter?

Paul Jones - Compass Bancshares — Chairman, CEO
We did. The bankruptcy filings as was the case everywhere went up pretty dramatically here. I think the interesting thing about it is notwithstanding that we ended up with the net charge-offs for the year below where they were last year for the quarter. They were what — (technical difficulty) not as much as I expect — 50 —

Gary Hegel - Compass Bancshares — CFO
54 basis points for the quarter.

Paul Jones - Compass Bancshares — Chairman, CEO
54 basis points, yes.

Gary Hegel - Compass Bancshares — CFO
Which included — you know all of our consumer portfolios including credit card dealer and even our small business portfolio to some extent were affected by the change in bankruptcy law. But, even in a regular quarter, they always include bankruptcies. As best we could figure in the fourth quarter, the bubble or incremental amount as a result of this change in law probably was somewhere close to 8 million for the full quarter, fourth quarter.

Ken Usdin - Banc of America Securities — Analyst
8 million of charge-offs?

Gary Hegel - Compass Bancshares — CFO
Yes, on all the consumer portfolios.

Ken Usdin - Banc of America Securities — Analyst
Then, the other question I had was on the derivative impact, which is — continued to be a slight drag although that drag has narrowed. Can you help us out in understanding what that continuing impact will be or when it just kind of normalizes out and doesn’t be a sequential drag anymore?

Paul Jones - Compass Bancshares — Chairman, CEO
Tell us what interest rates are going to do.

Gary Hegel - Compass Bancshares — CFO
It depends on — I mean you’re looking at it as a drag. The fact is, if you look at our Qs or quarters, I think we do a pretty good job of disclosing what the carry is on all those derivatives. Our guess — you know we hadn’t filed our 10-K yet for last year or projected out for 2006. But, you know, it’s probably going to stay right around where it’s been, and that is contributing about $2 million a quarter — $2 margin — and again depending on what interest rates do. So it typically adds a couple of basis points to margin and maybe a couple of million dollars of net income pretax.

Ken Usdin - Banc of America Securities — Analyst
Right, and I was saying, it’s been a positive but a lesser positive, right, sequentially?

Gary Hegel - Compass Bancshares — CFO
Yes, exactly. It’s pretty much leveled out to probably its core base now.

Operator
David Stumpf, A.G. Edwards.

David Stumpf - A.G. Edwards — Analyst
Could you talk a little bit about your de novo expansion plans? I know you’ve got the acquisition in Texas closing. But, with deposit trends across the board still pretty attractive, are you planning to open many branches this year. If so, what markets?

Paul Jones - Compass Bancshares — Chairman, CEO
I think we’re planning to open about 15 offices during this year; probably most of them will roll in the latter half, latter quarter of the year. They will be in the most (technical difficulty) in the places you would expect in Texas and Arizona, Colorado, high-growth markets.

David Stumpf - A.G. Edwards — Analyst
Would those be net additions, Paul, for the most part?

Paul Jones - Compass Bancshares — Chairman, CEO
Yes.

Operator
Todd Hagerman, Fox-Pitt Kelton.

Todd Hagerman - Fox-Pitt Kelton — Analyst
A follow-up for Gary in your margin commentary earlier. Gary, could you just provide a little bit more color around your assumptions for the challenging margin outlook if you will and focusing on spread growth in that? You guys have done a tremendous job over the last year or so maintaining your margin, if not improving the margin the last couple of quarters. You’ve talked a little bit about the loan pipeline, the deposit side. In your business plan, where do you see the vulnerability for ‘06 in terms of holding that margin?

Paul Jones - Compass Bancshares — Chairman, CEO
I guess you’ve got rate and you’ve got volume, so we’ve had (multiple speakers) loan goals for the year-end terms of rate. The assumptions that you see in our slides here are — depending on how far you want to take them out — but what you think the percentage increases are going to be or sort of what we build our base off of — a gradual increase in Fed funds.

Gary Hegel - Compass Bancshares — CFO
Yes, I think the only color I might add is the comments that I made on margin where I mentioned maintaining percent margin would continue to be a challenge is really the same comment I have made probably each of the last four quarters and as —

Paul Jones - Compass Bancshares — Chairman, CEO
Probably the last 4 years.

Gary Hegel - Compass Bancshares — CFO
Probably the last 4 years. And as you can see, as it started out, we’ve done a pretty good job of maintaining percent margin and I think a lot of that goes back to how we fund the Company and how we try to keep ourselves fairly neutrally positioned. But having said that, when you look into 2006, if you believe what the forward curves are telling you, it’s going to be a year where the market interest rate — market rates are going to be flat from the short end to the long end. And that’s a very difficult time to keep your percent margin up in the 3.60 range.

Todd Hagerman - Fox-Pitt Kelton — Analyst
Right, I understand that Gary. If you think about it, the curve has been pretty flat for some time now. Like you said, you guys have done a very good job holding that margin. But at the same time, it’s been pointed out on the call, you’ve been able to for the most part fund the incremental loan growth with the deposit growth and so forth. The securities portfolio has been coming down. As you guys put together your business plan for ‘06, again, where do you see your vulnerability? Is it more on the pricing side of the equation as respect to loan? Is it deposit growth falling short? If you have to take a stab at something, what would it be?

Paul Jones - Compass Bancshares — Chairman, CEO
Well, all of those things are challenges. There are challenges every year. I suppose the thing that would probably be the worst probably — not only for us but for others is a steeply inverted yield curve.

Operator
Andrew Collins, Piper Jaffray.

Andrew Collins - Piper Jaffray — Analyst
Just wondering about the service charges, it did come down here a little bit this quarter relative to the third quarter. What is kind of the outlook for service charges in the first quarter, given what we saw in last year’s first quarter? Also, what’s the mix on kind of why we saw the weakness?

Paul Jones - Compass Bancshares — Chairman, CEO
I think if you look back at last year, you will see that we had seasonally lower service charges in the fourth quarter of the year carrying over into the first quarter of the year. Since that time, we have also had several increases in interest rates that will affect the amount of service charge income because of value increasing and corporate deposits on the analysis charges going up.
So, we think there is a mix of those things. The amount of seasonality that we will see in the first quarter is pretty hard for us to forecast at this point. But I don’t think we really to think about what we would say about the first quarter in relation to the fourth quarter of the year. But, last year anyway, we told you that we expected seasonality and I wouldn’t be surprised to see a fourth quarter and a first quarter sort of on par. I would hope to do better than that this year, but we do expect seasonality.

Andrew Collins - Piper Jaffray — Analyst
Then also, you did have the gains on sale this quarter. I just wondered if there was some offset in your expense base that you wouldn’t have count that necessarily as core? Or how do you look at that?

Gary Hegel - Compass Bancshares — CFO
Well, we didn’t directly link it with anything in our own minds. But what you might want to keep in mind is that we did accelerate the vesting of some options under our adoption 123R, which is probably 8 or $900,000 of additional expense in the fourth quarter. So, if you are looking for something to net it against, that would be as good a thing as any.

Ed Bilek - Compass Bancshares — Director, IR
I believe that was our last question. So, in closing, a replay of today’s conference call and Webcast will be available until midnight to January 24th. To access the call, dial 1-800-642-1687 with conference ID 3956797. Or for a replay of the Webcast, go to our Website at www.CompassBank.com. Finally, I would like to mention that Compass will be participating in the upcoming Citigroup Financial Services Conference on February 1st in New York. Thank you for participating in today’s call.

Operator
Ladies and gentlemen, again, thank you for your participation today. This does conclude the conference. You may now disconnect.